SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

STELLENT, INC.
(Name of Subject Company)

STELLENT, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

85856W 10 5
(CUSIP Number of Class of Securities)

Robert F. Olson
President and Chief Executive Officer
7500 Flying Cloud Drive, Suite 500
Eden Prairie, Minnesota 55344
(952) 903-2000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Gordon S. Weber	William Kelly
Michael A. Stanchfield	Samuel Kelso
Faegre & Benson LLP	Davis Polk & Wardwell
2200 Wells Fargo Center	600 El Camino Real
90 South Seventh Street	Menlo Park, California 94025
Minneapolis, Minnesota 55402	(650) 752-2000
(612) 766-7000

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Stellent, Inc., a Minnesota corporation (the “Company”). The address of the Company’s principal executive offices is 7500 Flying Cloud Drive, Suite 500, Eden Prairie, Minnesota 55344, and the telephone number of the Company’s principal executive offices is (952) 903-2000.

The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share, of the Company (the “Common Stock”) and the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement dated May 29, 2002 between the Company and Wells Fargo Bank, Minnesota N.A., as Rights Agent (together with the Common Stock, the “Shares”). As of November 2, 2006, there were 29,999,426 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information.” Information about the Offer may be found on the Company’s website at www.stellent.com, or on Oracle’s website at www.oracle.com.

This Statement relates to the tender offer (the “Offer”) by Star Acquisition Corp., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding Shares for $13.50 per share in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase contained in the Schedule TO filed by Oracle, Parent and Purchaser (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on November 13, 2006. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii) and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2006 (the “Merger Agreement”), among the Company, Purchaser and Parent. The Merger Agreement provides that Purchaser will, as promptly as practicable after November 2, 2006, commence the Offer for all of the outstanding Shares for the Offer Price, subject to a minimum tender of that number of Shares which, together with the Shares already owned by Parent and its subsidiaries (including Purchaser), would represent at least a majority of the then- outstanding Shares, and certain other conditions contained in the Merger Agreement (the Offer, together with the other transactions contemplated by the Merger Agreement, being referred to herein as the “Transactions”).

Among other things, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the purchase of and payment for a majority of the outstanding Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger, each Share (except for those held by Parent or its subsidiaries (including Purchaser) and except for those held by persons who have properly perfected dissenters’ rights under Minnesota law) will be converted into the right to receive the Offer Price upon surrender of the related certificate. Shares held by Purchaser or Parent will be automatically cancelled and retired.

Pursuant to the terms of the Merger Agreement and the Company’s Optika Imaging Systems, Inc. 1994 Stock Option/Stock Issuance Plan, as amended; Stellent, Inc. 1994-1997 Stock Option and Compensation Plan; InfoAccess, Inc. 1995 Stock Option Plan, as amended; Stellent, Inc. Amended and Restated 1997 Director’s Stock Option Plan; Stellent, Inc. 1999 Employee Stock Option and Compensation Plan; Stellent, Inc. 2000 Stock Incentive Plan; Stellent, Inc. Amended and Restated 2000 Employee Stock Incentive Plan; Optika Inc. 2000 Non-Officer Stock Incentive Plan; Optika Inc. 2003 Equity Incentive Plan, as amended; and Stellent, Inc. 2005 Equity Incentive Plan (collectively, the “Company Stock Plans”), each option to purchase shares of Common Stock that is outstanding under the Company Stock Plans immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will be converted automatically in the Merger into an option to acquire shares of common stock of Oracle, on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Oracle stock subject to each substituted option, and the exercise price of such substituted options following the merger will be determined based on an exchange ratio (the “Exchange Ratio”), which will be calculated by dividing the Offer Price by the average closing price of Oracle common stock on the Nasdaq Stock Market over the five trading days immediately preceding the closing of the Merger.

Any deferred share unit or restricted share granted pursuant to any of the Company Stock Plans that is held by an employee of the Company or any of its subsidiaries will be converted automatically into a substantially similar award for the number of shares of Oracle common stock as determined by applying the Exchange Ratio that was used to convert Company stock options. Each deferred share unit held by a non-employee director of the Company will be converted, by the terms of the agreement under which such deferred stock unit was issued, immediately before the consummation of the Offer, into one share of Common Stock.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required under Minnesota law, the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the Company shareholders holding a majority of the outstanding Shares, and certain regulatory approvals. If the Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding shares of Common Stock entitled to vote, the Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other shareholder. If after Purchaser’s acceptance of Common Stock pursuant to the Offer, Parent and Purchaser directly or indirectly hold less than 90% of the outstanding Common Stock, Purchaser has the option to purchase from the Company up to that number of shares of the Common Stock that would cause Parent and Purchaser directly or indirectly to own one Share more than 90% of the outstanding Common Stock, provided that the number of Shares issued pursuant to such option would not require the Company to obtain shareholder approval under the rules of the Nasdaq Stock Market. If Purchaser acquires 90% of the outstanding shares of Common Stock either from accepting shares pursuant to the Offer or the purchase of shares pursuant to the option, then a shareholder vote will not be required under Minnesota law in order to effect the Merger. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Schedule TO states that the address of the principal executive offices of each of Oracle, Parent and Purchaser is 500 Oracle Parkway, Redwood City, California 94065.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described herein or in the Information Statement (as defined below) or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) Oracle, Parent, Purchaser or their respective executive officers, directors or affiliates or (2) the Company or its executive officers, directors or affiliates.

In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

The Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Recommendation.”

Employment Agreements

The Company entered into a replacement employment agreement with Robert F. Olson, the Company’s Chief Executive Officer, on September 15, 2006. Under the terms of the agreement, Mr. Olson’s base annual salary is determined and annually reviewed by the Compensation Committee of the Board (the “Compensation

Committee”). Mr. Olson is also eligible for annual and/or quarterly bonuses based upon the terms and conditions established by the Compensation Committee. Mr. Olson has agreed not to compete with the Company during his employment and for a period of one year following his termination of employment. In the event of Mr. Olson’s death, disability, termination of employment by the Company without cause, or termination of employment by Mr. Olson within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, Mr. Olson will receive a lump-sum severance payment equal to one year of his then-current salary.

The Company entered into an employment agreement with Darin P. McAreavey, the Company’s Chief Financial Officer, Executive Vice President, Secretary and Treasurer, on October 2, 2006 (the “CFO Agreement”). Under the terms of the CFO Agreement, Mr. McAreavey’s base annual salary is determined and annually reviewed by the Compensation Committee. Mr. McAreavey is also eligible for annual and/or quarterly bonuses based upon the terms and conditions established by the Compensation Committee. Mr. McAreavey has agreed not to compete with the Company during his employment and for a period of one year following his termination of employment. In the event of Mr. McAreavey’s death or disability, termination of employment by the Company without cause, or termination of employment by Mr. McAreavey within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, Mr. McAreavey will receive a lump-sum severance payment equal to one year of his then-current salary. In addition, if, within twelve months following a change in control, Mr. McAreavey’s employment with the Company is terminated by the Company without cause, is terminated by Mr. McAreavey due to his relocation, material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, any outstanding and unvested options held by Mr. McAreavey will immediately vest.

The Company entered into a replacement employment agreement with Daniel P. Ryan, the Company’s Chief Operating Officer and Executive Vice President, on October 2, 2006 (the “COO Agreement”). Under the terms of the COO Agreement, Mr. Ryan’s base annual salary is determined and annually reviewed by the Compensation Committee. Mr. Ryan is also eligible for annual and/or quarterly bonuses based upon the terms and conditions established by the Compensation Committee. Mr. Ryan has agreed not to compete with the Company during his employment and for a period of one year following his termination of employment. In the event of Mr. Ryan’s death or disability, termination of employment by the Company without cause, or termination of employment by Mr. Ryan within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, Mr. Ryan will receive a lump-sum severance payment equal to one year of his then-current salary. In addition, if, within twelve months following a change in control, Mr. Ryan’s employment with the Company is terminated by the Company without cause, is terminated by Mr. Ryan due to his relocation, material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, any outstanding and unvested options held by Mr. Ryan will immediately vest.

On October 2, 2006, the Company entered into a replacement employment agreement with Frank A. Radichel for the performance of such duties and responsibilities as the Company assigns to him from time to time (the “Radichel Agreement”). Under the terms of the Radichel Agreement, Mr. Radichel’s base annual salary is determined and annually reviewed by the Company. Mr. Radichel is also eligible for bonuses and/or commissions based upon the terms and conditions of a bonus and/or commission plan, as established by the Company. Mr. Radichel has agreed not to compete with the Company during his employment and for a period of one year following his termination of employment. In the event of Mr. Radichel’s death or disability, termination of employment by the Company without cause, or termination of employment by Mr. Radichel within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, Mr. Radichel will receive a lump-sum severance payment equal to six months of his then-current base salary. In addition, if, within twelve months following a change in control, Mr. Radichel’s employment with the

Company is terminated by the Company without cause, is terminated by Mr. Radichel due to his relocation, material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of the Company, any outstanding and unvested options held by Mr. Radichel will immediately vest.

Director Deferred Share Unit Agreements

Effective April 4, 2006, the Company issued to each of its non-employee members of the Board 3,800 deferred share units pursuant to a Deferred Share Unit Agreement with each such member of the Board. Under the terms of the Deferred Share Unit Agreements, each deferred share unit held by a non-employee director of the Company will be converted, immediately before the consummation of the Offer, into one share of Common Stock.

Indemnification; Insurance

The articles of incorporation of the Company provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to or witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Company by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee or agent of another organization or employee benefit plan against reasonable expenses (including attorneys’ fees), judgments, penalties, fines (including excise taxes assessed against the person with respect to an employee benefit plan) and settlements.

The Merger Agreement provides that for a period from the completion of the Offer until at least six years after the effective time of the Merger, Parent will cause the Surviving Corporation to maintain in effect the current policy of directors’ and officers’ liability insurance maintained by Company (provided that Parent or the Surviving Corporation may substitute policies of at least the same coverage and amounts containing material terms and conditions that are no less advantageous to the insured parties thereunder) with respect to claims arising from facts or events which occurred at or before the effective time of the Merger (including consummation of the transactions contemplated by the Merger Agreement). Notwithstanding the foregoing, in the event the amount of the annual premium for such insurance coverage exceeds 200% of the amount of the annual premiums paid by the Company in respect of its current fiscal year for such coverage or equivalent coverage, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 200% of the amount of the annual premiums for the Company’s current fiscal year for such coverage. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated by reference.

The Company has purchased and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such.

The Merger Agreement

This summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 15 of the Offer to Purchase which is filed as Exhibit (a)(1)(i) to the Schedule TO are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement provides that, effective upon the purchase by Purchaser of the Shares pursuant to the Offer, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors (“Parent Designees”), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of (1) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the requirements of the Merger Agreement) multiplied by (2) the percentage that the aggregate number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to the aggregate number of Shares outstanding at the time of Parent’s designation. The Merger Agreement further provides that the Company will, at such time and upon request by Parent, satisfy the foregoing by (a) increasing the size of the Board or (b) obtaining the resignations of incumbent directors, or both. The Company will use its reasonable efforts to cause the Parent Designees to be proportionately represented on each committee of the Board and each board of directors of each subsidiary of the Company designated by Parent.

Following the election or appointment of the Parent Designees until the effective time of the Merger, the approval of a majority of the directors then in office who are not Parent Designees will be required for any amendment to the Merger Agreement requiring action by the Board, any termination of the Merger Agreement by the Company, any decrease in or change of form of the merger consideration, any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement (except as expressly permitted thereunder), any adverse modification or withdrawal of the Board’s recommendation in favor of the Offer, the Merger and the Merger Agreement or any waiver of any of the Company’s rights or Parent’s or Purchaser’s obligations under the Merger Agreement.

In connection with the Merger Agreement, the Company granted Purchaser an option under which Purchaser will have the right to acquire additional shares of Common Stock in certain circumstances following completion of the Offer such that Parent, Purchaser and their respective subsidiaries will collectively hold, after exercise of the option, one share more than 90% of the outstanding shares of Common Stock. The obligation of the Company to deliver the additional shares to Parent pursuant to the option is subject to the condition that, among other things, the number of Shares issued pursuant to such option would not require the Company to obtain shareholder approval under the rules of the Nasdaq Stock Market.

Tender and Support Agreement

Each of the directors and executive officers of the Company has entered into a Tender and Support Agreement with Parent and Purchaser, dated November 2, 2006 (the “Tender and Support Agreement”). The Tender and Support Agreement provides that each of the directors and executive officers of the Company will tender, or cause to be tendered, all shares of Common Stock that he directly owns within two business days of the commencement of the Offer. The directors and executive officers also agreed, in their shareholder capacity, to vote all shares beneficially owned by them in favor of the Merger Agreement at any meeting of shareholders of the Company and generally to vote against any acquisition proposals that would permit a third party other than Parent and Purchaser to acquire more than a 15% ownership interest in the Company, and against any proposals that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger, or that would reasonably be expected to materially dilute the benefits to the Parent of the transactions contemplated by the Merger Agreement. The Company’s executive officers and directors also granted to the executive officers of Parent an irrevocable proxy to vote their shares, and they agreed to refrain from exercising their dissenters’ rights pursuant to Section 302A.473 of the Minnesota Business Corporation Act, transferring their shares or voting or other power over their shares (other than to Parent and Purchaser pursuant to the Tender and Support Agreement or the Merger Agreement). The Tender and Support Agreement does not restrict the Company’s directors and executive officers when acting in their official capacity or in discharging their duties to the Company and its shareholders. The Tender and Support Agreement terminates if the Merger Agreement is terminated.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

The Board has unanimously, among other things, (1) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company’s shareholders accept the Offer and tender their shares pursuant to the Offer. A letter to the Company’s shareholders communicating the recommendation of the Board is filed herewith as Exhibit (a)(2) to this Statement and is incorporated herein by reference.

Background for the Board’s Recommendation

During May through August 2006, Robert Olson, the Company’s Chief Executive Officer, or Daniel Ryan, the Company’s Chief Operating Officer, had preliminary, informal discussion with four companies, other than Oracle, regarding their interest in a potential business combination with the Company.

On August 1, 2006, the Company entered into a confidentiality agreement with one of the four companies that had discussions with Mr. Olson or Mr. Ryan. On August 2, 2006, Mr. Ryan and representatives of the Company met in Minneapolis with representatives of the other party to the confidentiality agreement and presented information regarding the Company, its products and technology and its financial condition. Subsequent to the meeting, the other party informed the Company that its board of directors had determined not to pursue a potential business combination with the Company. Discussions with the other three companies that had previously held informal discussions with the Company did not advance beyond the preliminary stages.

On August 11, 2006, Douglas Kehring, Senior Vice President, Corporate Development of Oracle, contacted Mr. Olson requesting time to discuss possible strategic opportunities. A teleconference between Mr. Kehring and Mr. Olson followed on August 14, 2006, during which they discussed Oracle’s interest in a potential acquisition of the Company.

On August 15, 2006, the Company entered into a confidentiality agreement with Oracle to facilitate the sharing of information with respect to their discussions.

On August 16, 2006, an initial meeting was held among members of the Company’s senior management and Mr. Kehring, Rich Buchheim, Senior Director, Product Management of Oracle, Josh Blachman, Director, Corporate Development of Oracle, and other Oracle representatives in Eden Prairie, Minnesota, during which Oracle commenced its due diligence investigation of the Company. During the remainder of August 2006, Oracle representatives requested and were provided with additional information from the Company with respect to its business and products.

On August 28, 2006, Mr. Kehring spoke with Mr. Olson regarding the potential transaction. On August 29, 2006, a teleconference due diligence session was held by Mr. Kehring, Mr. Blachman and Diane Shook, Vice President of Oracle, with representatives of the Company.

On September 1, 2006, members of the Company’s senior management met with Mr. Kehring, Edward Screven, Chief Corporate Architect of Parent, Mr. Buchheim and Mr. Blachman in Eden Prairie, Minnesota and made a full-day presentation to respond to Oracle’s due diligence requests. During the remainder of September 2006, Oracle representatives continued their due diligence investigation of the Company.

During the period from August 15, 2006 through September 22, 2006, representatives of the Company met on a number of occasions with representatives of Oracle. The Company representatives made presentations regarding the Company, its products and technology and its financial condition.

On September 12, 2006, the Board authorized the engagement of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as the Company’s financial advisor with respect to a potential business combination involving the Company. The Company’s closing share price on September 12 was $10.81.

During the period from September 13, 2006 through October 10, 2006, members of the Company’s management and Morgan Stanley had discussions with five companies, including Oracle, regarding their interest in a potential business combination with the Company. Each of the five companies received a portfolio of information on the Company. During the same period, the Company made formal management presentations to three of the companies, including Oracle. None of the discussions with the companies other than Oracle resulted in a serious expression of interest in a business combination.

During the period from September 23, 2006, through October 9, 2006, the Company’s management participated in ongoing business and financial due diligence meetings and discussions with representatives of Oracle.

On October 4, 2006, Oracle provided the Company with the form of an exclusivity letter and preliminary non-binding term sheet. The term sheet did not indicate the per-share purchase price of the Common Stock in the proposed transaction. The term sheet did provide that if the Company entered into a definitive agreement with

Oracle for the proposed transaction, but then terminated the agreement in response to a superior proposal, the Company would pay Oracle a break-up fee equal to 4% of the aggregate consideration in the proposed transaction and would reimburse Oracle’s out-of-pocket expenses.

On October 5, 2006, management of the Company conferred with Faegre & Benson LLP (“Faegre & Benson”) and Morgan Stanley on the provisions of the exclusivity letter and term sheet provided by Oracle. Thereafter, Mr. Olson held a telephone call with Mr. Kehring and reviewed the Company’s proposed revisions to the exclusivity letter and term sheet. The Company’s proposed revisions included shortening the period for exclusive negotiations with Oracle and reducing the break-up fee.

On October 9, 2006, Oracle submitted a revised exclusivity letter and non-binding term sheet to the Company proposing a cash offer price of $13.00 per share. Oracle’s proposal was subject to the performance of additional due diligence and the grant of exclusive-negotiation rights by the Company. The period for exclusive negotiations had been shortened from the period proposed in Oracle’s original letter and the break-up fee had been reduced to 3.5% of the aggregate consideration in the proposed transaction, without reimbursement of Oracle’s out-of-pocket expenses. The Company’s closing share price on October 9 was $11.33.

On October 10, 2006, the Board met to consider Oracle’s proposed exclusivity letter and term sheet. At the meeting, management of the Company reviewed the market for enterprise content management software and anticipated changes in the competitive landscape for the Company’s products. Management also described the communications that the Company and Morgan Stanley had held with parties other than Oracle that had expressed an interest in a potential strategic transaction with the Company, and described the level of interest expressed by such other parties, including the fact that none of those other parties proposed terms for a potential transaction. Faegre & Benson reviewed the directors’ fiduciary duties in considering the proposed exclusivity letter and preliminary non-binding term sheet. Morgan Stanley presented preliminary valuation materials related to the Company. At the conclusion of the meeting, the Board authorized management to negotiate with Oracle to improve the terms of its proposed offer and to enter into the exclusivity letter agreement if Oracle improved its proposed offer to $13.50 per share or more.

Following the meeting of the Board on October 10, 2006, Mr. Olson spoke with Mr. Kehring and indicated that the Board would not approve the transaction as proposed by Oracle. Mr. Olson indicated that he had been authorized to enter into an exclusivity agreement and begin working toward a definitive agreement if Oracle was able to revise its offer to $14.00 per share. Mr. Kehring indicated that Oracle was unwilling to proceed with an offer at $14.00 per share, but was willing to proceed at $13.50 per share and that was the highest price Oracle was willing to pay. Later that day, Oracle submitted a revised non-binding term sheet providing for a cash offer price of $13.50.

On October 11, 2006, the Company and Oracle entered into an exclusivity agreement, based on the revised non-binding term sheet, granting Oracle exclusive negotiation rights through the later of October 31, 2006 or the date that was five days after the date on which the Company delivered written notice to Oracle that the Company was no longer interested in pursuing the proposed transaction. The Company’s closing share price on October 11 was $11.14.

Between October 12, 2006 and November 1, 2006, Oracle continued its extensive due diligence investigation of the Company and its business. Between October 13, 2006, and November 2, 2006, the Company, Oracle, and their legal and financial advisors negotiated the terms of the definitive Merger Agreement and related transaction documents.

Between October 10, 2006 and November 2, 2006, the Company or Morgan Stanley was contacted by four companies, and one investment bank purporting to represent an unidentified company, expressing preliminary interest in a potential strategic transaction with the Company. In each case, the Company or Morgan Stanley indicated that Company could not discuss a potential strategic transaction at that time. No further communications were received from any of those parties.

On October 31, 2006, the Board met with management and the Company’s financial and legal advisors to review the status of negotiations with Oracle and to discuss the definitive Merger Agreement. Faegre & Benson gave a presentation to the Board regarding the directors’ fiduciary duties under Minnesota law in the context of a sale of the Company. Faegre & Benson then reviewed with the Board the material terms of the Merger Agreement and the negotiations that had taken place on those terms. Morgan Stanley made a presentation to the Board regarding the financial aspects of Oracle’s proposal. During the meeting, the directors discussed the Company’s business and prospects and the risks and benefits of alternatives to the proposed transaction with Oracle, including the possibility of remaining an independent company. At the conclusion of the meeting, the Board affirmed its interest in proceeding with an acquisition by Oracle for $13.50 per share and directed management and the Company’s legal and financial advisors to conclude negotiations on the definitive Agreement. The Company’s closing share price on October 31 was $11.17.

On November 2, 2006, the Board met with management and the Company’s financial and legal advisors to again review the status of negotiations with Oracle and the terms of the definitive Merger Agreement. Faegre & Benson reminded the directors of their fiduciary duties under Minnesota law. Morgan Stanley updated its prior presentation on the financial aspects of the proposed Transactions and rendered to the Board its opinion, subsequently confirmed in writing, that as of November 2, 2006, and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by the holders of the Company’s Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Following discussion, the Board unanimously determined, among other things, that the Offer and the Merger are advisable and in the best interest of the Company’s shareholders, recommended that shareholders accept the Offer, and authorized the officers of the Company to execute and deliver the Merger Agreement on behalf of the Company.

In the afternoon of November 2, 2006, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and the Company and Oracle made a public announcement of the Transactions.

Reasons for the Board’s Recommendation

Prior to approving the Merger Agreement and the Transactions and recommending that the shareholders tender their shares pursuant to the Offer, the Board considered a number of factors, including:

•	The Board’s familiarity with the Company’s business, prospects, financial condition, results of operations, and current business strategy, including the significant strengths represented by the Company’s employees, products, reputation and customer relationships.

•	The challenges and risks that the Company has faced, and would likely continue to face, if it remained an independent company, including (a) the anticipated entry into the Company’s market of significantly larger competitors, (b) potential market confusion that may be created by the introduction of limited-functionality, low-price-point, content management software products by competitors, (c) the limited number of vertical applications that have been developed for the Company’s products, (d) the Company’s relatively limited distribution capabilities, (e) the Company’s limited resources to develop new and enhanced products and respond to a broad spectrum of competitive threats, (f) delays in sales cycles resulting from competitive product introductions, and (g) inherent execution risk in the Company’s business.

•	The consolidation in the content management software industry and the resulting competitive challenges and pressures on smaller companies such as the Company.

•	Current market conditions and the Company’s historical trading prices and volatility, including recent increases in the Company’s trading price following industry consolidation and the fact that the Offer represents a premium of approximately 21% over the closing price of the Company’s Common Stock on November 1, 2006, the last trading day before the Board’s approval of the Offer.

•	The arm’s-length negotiations with Oracle, which led the Board to believe that Oracle’s offer represented the highest price that would be reasonably attainable for the Company’s shareholders.

•	The Board’s determination that the substantial immediate premium offered by Oracle was preferable to Company shareholders as compared to a speculative return in the uncertain event that the Company’s share price would rise above $13.50 sometime in the future.

•	The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

•	The November 2, 2006, opinion of Morgan Stanley that, as of that date and based upon and subject to the various considerations described in its opinion, the consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley’s opinion, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Morgan Stanley, is attached as Annex B to this Statement and is incorporated by reference. Company shareholders are encouraged to read the Morgan Stanley opinion in its entirety.

•	The results of the solicitations by Morgan Stanley of the other parties most likely to be potentially interested in an acquisition of the Company, which solicitations did not result in any other viable acquisition proposal.

•	The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, thereby enabling the Company’s shareholders to obtain the benefits of the transaction at the earliest possible time.

•	The statements by the Company’s executive officers that they intended to tender shares owned by them into the Offer.

•	The Board’s ability, under the “fiduciary out” provisions of the Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the Merger Agreement to accept such an offer upon payment of a reasonable termination fee.

•	The fact that Oracle has the liquid funds required to complete the Transactions, and the lack of any financing contingency in the Merger Agreement.

•	The Board’s determination that the conditions to Purchaser’s obligation to consummate the Offer and the Merger were customary and not unduly onerous.

The items listed above contain all of the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, and did not quantify or assign any relative of specific weights to the items listed above. Individual directors may have viewed different factors to be more significant than others. The Board considered all of these factors as a whole and concluded overall that the Transactions are advisable and in the best interests of the Company’s shareholders.

Intent to Tender

To the Company’s knowledge, all of its directors, executive officers, affiliates or subsidiaries currently intend to tender all shares that are held of record or beneficially owned by such persons pursuant to the Offer, other than shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of Exchange Act. The directors and executive officers have entered into the Tender and Support Agreement, described under “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Tender and Support and Escrow Agreements.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Opinion of Morgan Stanley

The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Board on November 2, 2006, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of November 2, 2006, and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of November 2, 2006, is attached hereto as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of shares of the Company common stock pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Transactions and does not constitute a recommendation to any holder of the Company common stock as to whether they should tender their shares in connection with the Offer, or how to vote at any stockholders’ meeting to be held in connection with this transaction. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections of the Company prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Company common stock and other publicly available information regarding the Company;

•	compared the financial performance of the Company and the prices and trading activity of the Company common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of the Company, Oracle and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by the Company for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company. Morgan Stanley also assumed that the merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley relied upon, without independent verification, the assessment by the management of the Company of the validity of, and risks associated with, the Company’s existing and future technologies, intellectual property, products and services and the strategic rationale for the merger. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 2, 2006. Events occurring after November 2, 2006 may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated November 2, 2006. The various analyses summarized below were based on the closing price for the common stock of the Company as of November 1, 2006, the last full trading day prior to the day of the meeting of the Board to consider and approve, adopt and authorize the merger, which was $11.18. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis.  Morgan Stanley reviewed the range of closing prices of the Common Stock for various periods ending on November 1, 2006. Morgan Stanley observed the following:

Period Ending November 1, 2006	Range of Closing Prices

Last 30 Trading Days	$10.63-$11.64
Last 60 Trading Days	$8.62-$11.64
Last 12 Months	$8.59-$13.00

Morgan Stanley noted that the consideration per share of $13.50 reflected a 21% premium to the Company’s closing price as of November 1, 2006, a 20% premium to the average closing price per share of the Common Stock for the 30 trading days prior to and including November 1, 2006 and a 25% premium to the average closing price per share of the Common Stock for the 60 trading days prior to and including November 1, 2006.

Equity Research Analysts’ Price Targets.  Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the Common Stock and are not discounted to reflect present values. The range of undiscounted analyst price targets for the Company was $11.00 to $15.00 and Morgan Stanley noted that the median undiscounted analyst price target was $13.50.

Morgan Stanley noted that the consideration per share to be received by holders of the Common Stock pursuant to the Merger Agreement was $13.50.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Historical Financial Performance.  Morgan Stanley reviewed certain historical annual and quarterly financial results, excluding certain non-cash expenses and nonrecurring items, for the Company. Morgan Stanley observed the following:

Fiscal Year Ended March 31 Financial
Statistic (Excluding Certain Non-Cash	Revenue		Operating Income		EPS
Expenses and Nonrecurring Items)	Amount	% Growth	Amount	% Margin	Amount	% Growth
	($ in millions except for EPS)

FY 2005	$106.8	41.0%	$3.2	3.0%	$0.15	NM
FY 2006	$123.4	15.5%	$8.5	6.9%	$0.35	137.3%

Morgan Stanley noted that historical growth rates were supported by certain acquisitions.

Review of Projected Financial Performance.  Morgan Stanley reviewed the Company’s projected financial performance based on publicly available equity research estimates through calendar year 2007 and extrapolations to such equity research estimates for calendar year 2008 that the Company’s management team believed represented reasonable scenarios (the “Extended Street Case”). A summary of the Street Case and Extended Street Case is set forth in the following table:

Calendar Year Financial Statistic
(Excluding Certain Non-Cash	Revenue		Operating Income		EPS
Expenses and Nonrecurring Items)	Amount	% Growth	Amount	% Margin	Amount	% Growth
	($ in millions except for EPS)

Street Case
CY 2006E	$133.8	12.5%	$13.5	10.1%	$0.48	64.8%
CY 2007E	$146.9	9.8%	$20.7	14.1%	$0.66	35.5%
CY 2008E Extended Street Case
Downside Case	$154.3	5.0%	$20.1	13.0%	$0.62	(5.6)%
Base Case	$158.7	8.0%	$23.8	15.0%	$0.72	10.3%
Upside Case	$163.1	11.0%	$27.7	17.0%	$0.83	27.0%

Comparable Company Analysis.  Morgan Stanley compared certain financial information of the Company with publicly available consensus equity research estimates for two categories of other companies that shared similar business characteristics to the Company. The first category consisted of software companies with expected revenue scale, revenue growth, and / or operating margins that were more comparable to the Company’s expected revenue, revenue growth and / or operating margins, respectively. This category included the following software companies:

•	Ariba

•	Autonomy

•	Epicor

•	Informatica

•	Lawson

•	SPSS

•	WebMethods

Morgan Stanley also compared certain financial information of the Company with publicly available consensus equity research estimates for a second category of selected software companies that consisted of enterprise content management software companies with products that are directly competitive with the products sold by the Company, including:

•	Interwoven

•	Open Text

•	Vignette

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2006 and 2007 revenue (based on publicly available equity research estimates); and

•	the ratio of price to estimated cash earnings per share, defined as net income excluding certain non-cash and non-recurring expenses divided by fully-diluted shares outstanding, for calendar years 2006 and 2007 (based on publicly available equity research estimates).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied this range of multiples to the relevant Company financial statistic. For purposes of estimating revenues for calendar year 2006 and 2007 and cash earnings per share for calendar year 2006 and 2007, Morgan Stanley utilized publicly available equity research estimates as of August 16, 2006. Based on the Company’s outstanding shares and options as of November 1, 2006, Morgan Stanley estimated the implied value per share of Common Stock as of November 1, 2006 as follows:

		Comparable	Implied Value
	Company Financial	Company Multiple	Per Share For
Calendar Year End Financial Statistic	Statistic	Range	Company
	($ in millions except EPS)

Aggregate Value to Estimated 2006 Revenue	$133.8	1.5x - 2.2x	$ 8.80 - $11.46
Aggregate Value to Estimated 2007 Revenue	$146.9	1.4x - 2.0x	$ 8.94 - $11.45
Price to Estimated 2006 Cash Earnings Per Share	$0.48	19.0x - 29.0x	$ 9.21 - $14.06
Price to Estimated 2007 Cash Earnings Per Share	$0.66	17.0x - 21.0x	$11.17 - $13.80

Morgan Stanley noted that the consideration per share to be received by holders of Common Stock pursuant to the Merger Agreement was $13.50.

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Equity Value Analysis.  Morgan Stanley performed a discounted equity value analysis, which assesses the future value of a company’s common equity as a function of the company’s future earnings and future potential price to earnings multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share for the Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2008 forecasts from the Extended Street Case. Morgan Stanley applied a range of price to earnings multiples obtained from its comparable companies analysis to these estimates to derive ranges of future values per share. Morgan Stanley noted that the range of price to earnings multiples would be impacted by the performance of the Company and as a result selected ranges best suited to each scenario from the Extended Street Case. Morgan Stanley then discounted the ranges of future values per share by a discount rate of 11% (based on an analysis of the Company’s estimated cost of equity capital) to derive ranges of present values per share.

The following table summarizes Morgan Stanley’s analysis:

		Comparable
Calendar Year End 2008	Company Financial	Company	Implied Value Per
Financial Statistic	Statistic ($)	Multiple Range	Company Share

Downside Case Earnings Per Share	$0.62	14.0x - 18.0x	$7.79 - $10.01
Base Case Earnings Per Share	$0.72	16.0x - 20.0x	$10.41 - $13.01
Upside Case Earnings Per Share	$0.83	18.0x - 24.0x	$13.48 - 17.98

Morgan Stanley noted that the consideration per share to be received by holders of Common Stock pursuant to the Merger Agreement was $13.50.

Analysis of Precedent Transactions.  Morgan Stanley compared publicly available statistics for 21 selected software sector transactions occurring between January 1, 2004 and November 1, 2006, in which the transaction values were between $200 million and $600 million. The following is a list of these transactions:

Selected Precedent Transactions (Target / Acquiror)

Bindview Development Corp./Symantec Corp.
Captiva Software Corp./EMC Corp.
Click Commerce Inc./Illinois Tool Works Inc.
Concord Communications, Inc./Computer Associates International Inc.
Cramer Systems/Amdocs Ltd.
Embarcadero Technologies/Thoma Cressey Equity Partners
FreeMarkets, Inc./Ariba, Inc.
Group 1 Software/Pitney Bowes Inc.
Hummingbird Ltd./Open Text Corp.
Intellisync Corp./Nokia Corp.
Manugistics Group, Inc./JDA Software Group, Inc.
Marimba, Inc./BMC Software, Inc.
MatrixOne Inc./Dassault Systemes SA
MetaSolv Inc./Oracle Corp.
Mobile 365, Inc./Sybase, Inc.
Netegrity Inc./CA, Inc.
NetIQ Corp./AttachmateWRQ, Inc.
Plumtree Software, Inc./BEA Systems, Inc.
Portal Software, Inc/Oracle Corp.
System Management ARTS, Inc./EMC Corp.
Verity Inc./Autonomy Corp.

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to closing share price one trading day prior to announcement; (2) implied premium to 30 trading day average closing share price prior to announcement; (3) aggregate value to estimated next twelve months revenue; (4) price to next twelve months earnings per share; and (5) price to next twelve months fully-taxed earnings per share. The following table summarizes Morgan Stanley’s analysis:

		Implied Value	Company
Precedent Transaction Financial Statistic	Reference Range	Per Company Share	Merger Statistic

Premium to 1-day prior closing share price	15% - 40%	$12.86 - $15.65	21%
Premium to 30-day average closing share price	15% - 50%	$12.94 - $16.88	20%
Aggregate Value to Expected Next Twelve Months Revenues	1.5x - 3.0x	$9.36 - $15.60	2.5x
Price to Next Twelve Months Earnings Per Share	20.0x - 35.0x	$13.14 - $22.99	20.5x
Price to Next Twelve Months Fully-Taxed Earnings Per Share	20.0x - 35.0x	$8.98 - $15.72	30.1x

Morgan Stanley noted that the consideration per share to be received by holders of Common Stock pursuant to the Merger Agreement was $13.50.

Morgan Stanley also compared publicly available statistics for four selected precedent transactions involving enterprise content management software companies between January 1, 2005 and November 1, 2006. The following is a list of the transactions used:

Captiva Software Corp./EMC Corp.
FileNet Corp./IBM Corp.
Hummingbird Ltd/Open Text Corp.
Verity Inc./Autonomy Corp.

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to closing share price one trading day prior to announcement; (2) implied premium to 30 trading day average closing share price prior to announcement; (3) implied premium to 60 trading day average closing share price prior to announcement; (4) aggregate value to last twelve months revenue; (5) aggregate value to next twelve months revenue; (6) aggregate value to last twelve months earnings before interest and taxes (“EBIT”); (7) aggregate value to next twelve months EBIT; (8) price to last twelve months fully-taxed earnings per share; (9) price to next twelve months fully-taxed earnings per share. Morgan Stanley noted that certain transaction metrics were outliers and that its analysis was focused on what it viewed as the most relevant transaction metrics. The following table summarizes Morgan Stanley’s analysis:

		Implied Value	Company
Precedent Transaction Financial Statistic	Reference Range	Per Company Share	Merger Statistic

Premium to 1-day prior closing share price	20.0% - 28.7%	$13.42 - $14.39	21%
Premium to 30-day average closing share price	18.6% - 33.5%	$13.35 - $15.03	20%
Premium to 60-day average closing share price	18.9% - 33.9%	$12.88 - $14.51	25%
Aggregate Value to Last Twelve Months Revenue	2.2x - 2.5x	$11.46 - $12.60	2.7x
Aggregate Value to Next Twelve Months Revenue	2.0x - 2.4x	$11.45 - $13.12	2.5x
Aggregate Value to Last Twelve Months EBIT	19.8x - 24.1x	$10.67 - $12.31	27.2x
Aggregate Value to Next Twelve Months EBIT	16.7x - 19.7x	$12.90 - $14.64	17.7x
Price to Last Twelve Months Fully-Taxed Earnings Per Share	34.1x - 45.5x	$11.10 - $14.81	41.5x
Price to Next Twelve Months Fully-Taxed Earnings Per Share	28.6x - 33.6x	$12.84 - $15.09	30.1x

Morgan Stanley noted that the consideration per share to be received by holders of Common Stock pursuant to the Merger Agreement was $13.50.

No company or transaction utilized in the precedent transaction analysis is identical to the Company or the Transactions. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

In connection with the review of the merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of shares of the Company’s common stock and in connection with the delivery of its opinion dated November 2, 2006 to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of the Company might actually trade.

The consideration was determined through arm’s length negotiations between the Company and Oracle and was approved by the Board. Morgan Stanley provided advice to the Company’s board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Company or its board of directors or that any specific merger consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the merger consideration or of whether the Board would have been willing to agree to different consideration.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the securities of the Company, Oracle or any other parties, commodities or currencies involved in the merger. In the past, Morgan Stanley has provided financial advisory and financing services for Oracle and has received fees in connection with such services.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $5.5 million for its services, of which approximately $4.4 million is contingent upon the consummation of the merger. The Company has also agreed to reimburse Morgan Stanley for other expenses, including attorneys’ fees, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

During the past 60 days, no transactions in the Common Stock have been effected by the Company or, to the best of the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as set forth in this Schedule 14D-9 statement, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Schedule TO, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions And Other Matters

Except as set forth in this Schedule 14D-9 statement, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of shareholders, as described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — The Merger Agreement.”

Minnesota Business Corporation Act

The Company is incorporated under the laws of the State of Minnesota and is subject to the Minnesota Business Corporation Act (“MBCA”). The following is a brief description of certain aspects of the MBCA applicable to the transactions contemplated by the Merger Agreement.

No dissenters’ rights are available in connection with the Offer. However, if the Merger is consummated, dissenting shareholders who comply with statutory procedural requirements will be entitled to exercise dissenters’ rights for the fair value of the dissenting shareholders’ Shares under Section 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of Section 302A.473 of the MBCA. Any shareholder contemplating the exercise of such Shareholder’s dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 OF THE MBCA ARE NOT FULLY AND PRECISELY SATISFIED.

If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections.

Certain Litigation

On November 7, 2006, a putative class-action lawsuit was filed against the Company and its directors in state court in Hennepin County, Minnesota, titled Farr v. Stellent, Inc. et al. The action is brought by an individual shareholder named C. Robert Farr on behalf of all shareholders of the Company. The lawsuit alleges that the defendants breached their fiduciary duties to the Company’s shareholders in connection with the negotiation and approval of the Merger Agreement. The complaint seeks injunctive relief, including an order declaring the Merger Agreement unenforceable and preventing the consummation of the Merger, rescission of the Merger to the extent already implemented, and the award of attorneys’ fees.

ITEM 9.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated November 13, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp.)
(a)(1)(ii)	Form of Letter of Transmittal, dated November 13, 2006 (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO of Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp.)
(a)(2)	Letter to Shareholders of Stellent, Inc. dated November 13, 2006 (filed herewith)*
(a)(5)(i)	Fairness Opinion of Morgan Stanley to the Board of Directors of Stellent, Inc., dated November 2, 2006 (incorporated by reference to Annex B to this Schedule 14D-9)*

(a)(5)(ii)	Press Release of Stellent, Inc., dated November 2, 2006 (incorporated by reference to Exhibit 99 to the Form 8-K filed by Stellent, Inc. on November 2, 2006)
(a)(5)(iii)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9)*
(e)(1)	Agreement and Plan of Merger, dated as of November 2, 2006, by and among Stellent, Inc., Oracle Systems Corporation and Star Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Stellent, Inc. on November 6, 2006)
(e)(2)	Tender and Support Agreement, dated as of November 2, 2006, by and among Oracle Systems Corporation, Star Acquisition Corp., and the individuals listed on Annex I thereto (incorporated by reference to Exhibit 2.2 to the Form 8-K/A filed by Stellent, Inc. on November 6, 2006)
(e)(3)	Employment Agreement, dated as of September 15, 2006, by and between Stellent, Inc. and Robert F. Olson (incorporated by reference to Exhibit 10 to the Form 8-K filed by Stellent, Inc. on September 21, 2006)
(e)(4)	Employment Agreement, dated as of October 2, 2006, by and between Stellent, Inc. and Darin P. McAreavey (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Stellent, Inc. on October 4, 2006)
(e)(5)	Employment Agreement, dated as of October 2, 2006, by and between Stellent, Inc. and Daniel P. Ryan (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Stellent, Inc. on October 4, 2006)
(e)(6)	Employment Agreement, dated as of October 2, 2006, by and between Stellent, Inc. and Frank A. Radichel (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Stellent, Inc. on October 4, 2006)
(e)(7)	Stellent, Inc. Deferred Share Unit Agreement — Director (under 2005 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Stellent, Inc. on April 10, 2006)

*	Included in copies mailed to shareholders of Stellent, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STELLENT, INC.

By:	/s/ Robert F. Olson
Robert F. Olson
President and Chief Executive Officer

Dated: November 13, 2006

ANNEX A

STELLENT, INC.
7500 Flying Cloud Drive, Suite 500
Eden Prairie, Minnesota 55344

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about November 13, 2006, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Stellent, Inc. to the holders of record of shares of our common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Oracle Systems Corporation (“Parent”) to a majority of the seats on our board of directors.

On November 2, 2006, we entered into an Agreement and Plan of Merger with Parent and Star Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Parent. Pursuant to the merger agreement, subject to certain conditions and as more fully described in the merger agreement, (1) Parent will cause Purchaser to commence a cash tender offer for all outstanding shares of our common stock at a price of $13.50 per share, net to the seller in cash without interest thereon (referred to as the “offer price”), and (2) Purchaser will be merged with and into Stellent (referred to as the “merger”). If the tender offer and the merger are completed, we will become a wholly-owned subsidiary of Parent.

The merger agreement provides that, promptly upon the purchase by Purchaser of the shares of our common stock pursuant to the tender offer (provided that the minimum condition, as defined in the merger agreement, has been satisfied), and from time to time thereafter, Parent will be entitled to designate directors (referred to as “Oracle’s designees”) on our board of directors that will give Parent board representation substantially proportionate to its ownership interest. The merger agreement requires that we promptly take necessary action to cause Oracle’s designees to be elected or appointed to our board under the circumstances described in the merger agreement. This information statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. Capitalized terms used in this information statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

You are urged to read this information statement carefully. You are not, however, required to take any action in connection with this information statement.

The information contained in this information statement concerning Oracle Corporation (“Oracle”), Parent and Purchaser and Oracle’s designees has been furnished to us by Oracle, Parent and Purchaser. We assume no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

The merger agreement provides that, promptly upon the purchase by Purchaser of the shares of our common stock pursuant to the tender offer, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded up to the next whole number, on our board as will give Parent representation on our board equal to the product of (1) the total number of directors on our board (giving effect to any increase in the number of directors pursuant to the requirements of the merger agreement) multiplied by (2) the percentage that the aggregate number of shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to the aggregate number of shares outstanding at the time of Parent’s designation. The merger agreement further provides that we will, at such time upon request by Parent, promptly satisfy the foregoing by (a) increasing the size of the board or (b) obtaining the resignations of incumbent directors, or both. Notwithstanding the foregoing, we will use our reasonable efforts to cause Oracle’s designees to be proportionately represented on each committee of the board and each board of directors of each of our subsidiaries designated by Parent.

Parent will select its designees from among its, Oracle’s and Purchaser’s directors and executive officers listed on Schedule I annexed to this information statement. Certain information regarding such candidates is contained in Schedule I. If additional designees are required in order to constitute a majority of the board, such additional designees will be selected by Parent from among the directors and executive officers of Oracle or Purchaser contained in Annex I to the Offer to Purchase, which is incorporated into this information statement by reference.

None of the persons from among whom Oracle’s designees will be selected, or their associates, is a director of, or holds any position with, Stellent. To our knowledge, except as set forth in Schedule I annexed hereto, none of the persons from among whom Oracle’s designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of Stellent or has been involved in any transactions with Stellent or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

CERTAIN INFORMATION REGARDING THE COMPANY

Our common stock is the only class of voting securities of Stellent outstanding. Each share of our common stock has one vote. As of November 2, 2006, there were 29,999,426 shares of common stock outstanding.

Report of the Audit Committee

The role of the audit committee is one of oversight of our company’s management and outside auditors in regard to our company’s financial reporting and internal controls with respect to accounting and financial reporting. The audit committee also considers and pre-approves any non-audit services provided by the outside auditors to ensure that no prohibited non-audit services are provided by the outside auditors and that the outside auditors’ independence is not compromised. By its charter, the audit committee consists of at least three independent non-employee directors. In performing its oversight function, the audit committee relied upon advice and information received in its discussions with our company’s management and independent auditors.

The audit committee has (i) reviewed and discussed our company’s audited financial statements as of and for the fiscal year ended March 31, 2006 with our company’s management; (ii) discussed with our company’s independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 regarding communication with audit committees; (iii) received the written disclosures and the letter from our company’s independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees); and (iv) discussed with our company’s independent auditors their independence from our company and has considered the compatibility of non-audit services with the auditors’ independence.

Based on the review and discussions with management and the independent auditors referred to above, the audit committee recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended March 31, 2006 for filing with the Securities and Exchange Commission.

The Audit Committee
Raymond A. Tucker (Chair)
William B. Binch
Philip E. Soran

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth, as of November 2, 2006, the ownership of common stock by each shareholder whom we know to own beneficially more than 5% of the outstanding common stock, each director, each executive officer named in the summary compensation table, and all executive officers and directors as a group. At the close of business on November 2, 2006, 2006, there were 29,999,426 shares of common stock issued and outstanding, each of which is entitled to one vote.

Unless otherwise indicated, the listed beneficial owner has sole voting power and investment power with respect to such shares and the mailing address for each person listed in the table is 7500 Flying Cloud Drive, Suite 500, Eden Prairie, Minnesota 55344.

	Amount and Nature of		Percentage of
Name of Beneficial Owner or Identity of Group	Beneficial Ownership		Outstanding Shares

Non-Employee Directors:
William B. Binch	1,000		*
Kenneth H. Holec	202,815	(1)	*
Alan B. Menkes	43,400	(2)	*
Philip E. Soran	42,500	(2)	*
Raymond A. Tucker	102,500	(3)	*
Named Executive Officers:
Robert F. Olson	2,255,764	(4)	7.5%
Frank A. Radichel	220,037	(5)	*
Daniel P. Ryan	303,333	(2)	1.0%
Executive officers and directors as a group (9 persons)	2,963,312	(6)	9.9%
Other beneficial owners:
Dimensional Fund Advisors Inc.	2,126,754	(7)	7.1%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

*	Less than 1%.

(1)	Mr. Holec directly owns 80,000 shares of common stock. Mr. Holec is deemed to possess beneficial ownership of 875 shares of common stock held by his spouse and 9,440 shares of common stock held by his children. Includes 112,500 shares issuable upon the exercise of options.

(2)	Represents shares issuable upon the exercise of options.

(3)	Includes 74,167 shares issuable upon the exercise of options.

(4)	Mr. Olson directly owns 2,170,050 shares of common stock and is deemed to possess beneficial ownership of 85,714 shares of common stock held by his spouse, of which Mr. Olson disclaims beneficial ownership.

(5)	Includes 213,333 shares issuable upon the exercise of options.

(6)	Includes 587,900 shares issuable upon the exercise of options.

(7)	Based on information reported to the Securities and Exchange Commission in a Schedule 13G filed by Dimensional Fund Advisors Inc. on February 1, 2006. Dimensional Fund Advisors Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts, known as the Funds. In its role as investment advisor or manager, Dimensional Fund Advisors, Inc. possesses investment and/or voting power over the securities described above and may be deemed to be the beneficial owner of the shares held by the Funds. However, all of these securities are owned by the Funds. Dimensional Fund Advisors, Inc. disclaims beneficial ownership of these securities.

EXECUTIVE OFFICERS

The current Executive Officers of our company are:

Name	Age	Position

Robert F. Olson	50	President and Chief Executive Officer and Chairman of the Board
Daniel P. Ryan	47	Chief Operating Officer
Darin P. McAreavey	37	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Robert F. Olson founded our business and has served as Chairman of the Board of Stellent, Inc. and our predecessor company since 1990. He also served as our Chief Executive Officer and Chairman of the Board from October 2000 to July 2001, and as our President, Chief Executive Officer and Chairman of the Board from 1990 to October 2000 and from April 2003 to present. From 1987 to 1990, he served as the General Manager of the Greatway Communications Division of Anderberg-Lund Printing Company, an electronic publishing sales and service organization. Prior to that time, Mr. Olson held management and marketing positions in several electronic publishing service organizations.

Daniel P. Ryan has served as our Chief Operating Officer since March 2006, and has served as our Executive Vice President of Marketing and Business Development since April 2003, and as our Senior Vice President of Marketing and Business Development from April 2002 through March 2003. He has also served as our Senior Vice President of Corporate and Business Development from November 2001 to April 2002. From April 1999 to November of 2001, he served as Vice President of Marketing and Business Development. From September 1997 to April 1999, he served as Vice President of Marketing for Foglight Software, Inc., a developer of enterprise performance management solutions. Prior to that time, Mr. Ryan served as Director of Marketing for Compact Devices, Inc.

Darin P. McAreavey has served as our Executive Vice President, Chief Financial Officer, Secretary and Treasurer since June 2006, and served as our Corporate Controller from September 2004 to June 2006. From September 1995 to August 2004, Mr. McAreavey held senior accounting and financial management positions with Computer Network Technology Corporation, a provider of storage area networking products, software, services and solutions in the wide area network extension and networking market, including Director of Finance. Prior to that time, Mr. McAreavey was employed by KPMG LLP.

Officers of our Company are chosen by and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or officers of our Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for our Chief Executive Officer and each of the three other most highly compensated executive officers of our company, who are referred to as the named executive officers, information concerning annual and long-term compensation earned for services in all capacities during the three fiscal years ended March 31, 2006.

				Long-Term
				Compensation
				Awards
		Annual Compensation		Securities
		Salary	Bonus	Underlying	All Other
Name and Principal Position	Fiscal Year	($)	($)	Options (#)	Compensation ($)(1)

Robert F. Olson(2)	2006	300,000	270,937	—	5,627
President and Chief Executive	2005	260,000	190,000	—	3,737
Officer	2004	240,000	90,000	—	3,535
Frank A. Radichel	2006	240,000	72,249	—	5,352
Executive Vice President of	2005	201,000	52,500	20,000	4,425
Research and Development	2004	195,000	30,000	—	3,777
Daniel P. Ryan	2006	240,000	96,333	—	3,968
Chief Operating Officer	2005	201,000	70,000	20,000	4,212
	2004	195,000	40,000	—	3,328
Gregg A. Waldon(3)	2006	240,000	96,333	—	12,232
Executive Vice President, Chief	2005	201,000	70,000	45,000	12,094
Financial Officer, Treasurer	2004	195,000	40,000	—	11,753
and Secretary

(1)	Amounts consist of matching cash contributions under our 401(k) plan:

	Fiscal 2006	Fiscal 2005	Fiscal 2004

Robert F. Olson	$3,714	$3,287	$3,175
Frank A. Radichel	4,320	3,615	3,225
Daniel P. Ryan	3,608	3,802	3,088
Gregg A. Waldon	3,562	3,394	3,113

the dollar value of life insurance premiums that we have paid for the benefit of the named executive officer:

	Fiscal 2006	Fiscal 2005	Fiscal 2004

Robert F. Olson	$1,913	$450	$360
Frank A. Radichel	1,032	810	552
Daniel P. Ryan	360	410	240
Gregg A. Waldon	270	300	240

The amounts also include a vehicle allowance of $8,400 in each of fiscal 2004, 2005 and 2006 for Mr. Waldon.

(2)	Mr. Olson assumed the role of Chief Executive Officer and President on March 31, 2004. Based on Mr. Olson’s performance, in fiscal 2005 the compensation committee of the board of directors offered to grant Mr. Olson stock options in connection with his compensation. Mr. Olson refused to accept these stock options, preferring that they remain available to be offered as compensation to our other employees and directors.

(3)	Mr. Waldon resigned from the Company effective June 1, 2006.

Employment Agreements

We entered into a replacement employment agreement with Robert F. Olson, Stellent’s Chief Executive Officer, on September 15, 2006. Under the terms of the agreement, Mr. Olson’s base annual salary is determined and annually reviewed by the compensation committee of the board of directors. Mr. Olson is also eligible for annual and/or quarterly bonuses based upon the terms and conditions established by the compensation committee of the board of directors. Mr. Olson has agreed not to compete with Stellent during his employment and for a period of one year following his termination of employment. In the event of Mr. Olson’s death, disability, termination of employment by Stellent without cause, or termination of employment by Mr. Olson within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, Mr. Olson will receive a lump-sum severance payment equal to one year of his then-current salary.

We entered into an employment agreement with Darin P. McAreavey, Stellent’s Chief Financial Officer, Executive Vice President, Secretary and Treasurer, on October 2, 2006. Under the terms of his employment agreement, Mr. McAreavey’s base annual salary is determined and annually reviewed by the compensation committee. Mr. McAreavey is also eligible for annual and/or quarterly bonuses based upon the terms and conditions established by the compensation committee of the board of directors. Mr. McAreavey has agreed not to compete with Stellent during his employment and for a period of one year following his termination of employment. In the event of Mr. McAreavey’s death or disability, termination of employment by Stellent without cause, or termination of employment by Mr. McAreavey within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, Mr. McAreavey will receive a lump-sum severance payment equal to one year of his then-current salary. In addition, if, within twelve months following a change in control, Mr. McAreavey’s employment with Stellent is terminated by Stellent without cause, is terminated by Mr. McAreavey due to his relocation, material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, any outstanding and unvested options held by Mr. McAreavey will immediately vest.

We entered into a replacement employment agreement with Daniel P. Ryan, Stellent’s Chief Operating Officer and Executive Vice President, on October 2, 2006. Under the terms of his employment agreement, Mr. Ryan’s base annual salary is determined and annually reviewed by the compensation committee. Mr. Ryan is also eligible for annual and/or quarterly bonuses based upon the terms and conditions established by the compensation committee of the board of directors. Mr. Ryan has agreed not to compete with Stellent during his employment and for a period of one year following his termination of employment. In the event of Mr. Ryan’s death or disability, termination of employment by Stellent without cause, or termination of employment by Mr. Ryan within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, Mr. Ryan will receive a lump-sum severance payment equal to one year of his then-current salary. In addition, if, within twelve months following a change in control, Mr. Ryan’s employment with Stellent is terminated by Stellent without cause, is terminated by Mr. Ryan due to his relocation, material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, any outstanding and unvested options held by Mr. Ryan will immediately vest.

On October 2, 2006, Stellent entered into a replacement employment agreement with Frank A. Radichel for the performance of such duties and responsibilities as Stellent assigns to him from time to time. Under the terms of his employment agreement, Mr. Radichel’s base annual salary is determined and annually reviewed by Stellent. Mr. Radichel is also eligible for bonuses and/or commissions based upon the terms and conditions of a bonus and/or commission plan, as established by Stellent. Mr. Radichel has agreed not to compete with Stellent during his employment and for a period of one year following his termination of employment. In the event of Mr. Radichel’s death or disability, termination of employment by Stellent without cause, or termination of employment by Mr. Radichel within twelve months following a change in control due to his relocation, a material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, Mr. Radichel will receive a lump-sum severance payment equal to six months of his then-current base salary. In addition, if, within twelve months following a change in control, Mr. Radichel’s employment with Stellent is terminated by Stellent without cause, is terminated by Mr. Radichel due to his relocation, material reduction of his duties or responsibilities, or a material reduction of his base salary, other than pursuant to a general reduction in the base salary of all executives of Stellent, any outstanding and unvested options held by Mr. Radichel will immediately vest.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-The-Money Options at
	Acquired on	Value Realized	Fiscal Year-End (#)		Fiscal Year-End ($)(2)
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert F. Olson	—	—	—	—	—	—
Frank A. Radichel	20,360	95,411	206,666	13,334	817,080	61,070
Daniel P. Ryan	—	—	296,666	13,334	1,157,430	61,070
Gregg A. Waldon	—	—	376,666	23,334	1,564,330	115,670

(1)	Calculated on the basis of the fair market value of the underlying shares of common stock on the date of exercise minus the exercise price.

(2)	Calculated on the basis of the fair market value of the underlying shares of common stock at March 31, 2006, as reported by The Nasdaq National Market, of $11.86 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

Board Compensation Committee Report on Executive Compensation

The compensation committee of the board generally has made decisions on compensation of our company’s executives. Each member of the committee is a non-employee director. All decisions by the committee relating to the compensation of our company’s executive officers are reviewed by the full board. Pursuant to rules designed to enhance disclosure of our company’s policies toward executive compensation, set forth below is a report prepared by the committee addressing the compensation policies for our company for the fiscal year ended March 31, 2006 as they affected our company’s executive officers.

The committee’s executive compensation policies are designed to provide competitive levels of compensation that integrate pay with our company’s annual objectives and long-term goals, reward above-average corporate performance, recognize individual achievements, and assist our company in attracting and retaining qualified executives. Executive compensation is set at levels that the committee believes to be consistent with others in our company’s industry.

There are three elements in our company’s executive compensation program, all determined by individual and corporate performance. They are:

•	Base salary compensation;

•	Annual incentive compensation; and

•	Stock options.

Total compensation opportunities are competitive with those offered by employers of comparable size, growth and profitability in our company’s industry.

Base salary compensation is determined by the potential impact the individual has on our company, the skills and experiences required by the job, and the performance and potential of the incumbent in the job.

Annual incentive compensation for executives of our company is based primarily on corporate operating earnings and revenue growth and our company’s positioning for future results, but also includes an overall assessment by the committee of executive management’s performance, as well as market conditions.

Awards of stock option grants under our company’s stock incentive plans are designed to promote the identity of long-term interests between our company’s executives and its shareholders and assist in the retention of executives and other key employees. The stock incentive plans also permit the committee to grant stock awards to other key personnel.

The committee surveys employee stock option programs of companies with similar capitalization to our company prior to recommending the grant of options to executives. While the value realizable from exercisable options is dependent upon the extent to which our company’s performance is reflected in the market price of the common stock at any particular point in time, the decision as to whether such value will be realized in any particular year is determined by each individual executive and not by the committee. Accordingly, when the committee recommends that an option be granted to an executive, that recommendation does not take into account any gains realized that year by that executive as a result of his or her individual decision to exercise an option granted in a previous year.

The committee believes that our company must offer a competitive benefits program to attract and retain our executive officers. During fiscal 2006 we provided medical and other benefits to our executive officers that are generally available to our other employees.

The committee evaluates the performance and establishes the base salary of the Chief Executive Officer on an annual basis based in part on the compensation criteria discussed above and the committee’s assessment of his past performance and its expectation as to his future contributions in leading our company. In addition, the committee considers significant accomplishments made by our company during the prior year and other performance factors, such as the effectiveness of the Chief Executive Officer in establishing our company’s strategic direction and growth objectives. Any incentive compensation is entirely dependent on the accomplishment by our company of certain corporate goals approved by the board. Factors considered by the committee in determining the Chief Executive Officer’s base salary and cash bonus, if any, are not subject to any specific weighting factor or formula. In determining the Chief Executive Officer’s base salary for fiscal 2006, as reported in the Summary Compensation Table, the committee considered the comparative compensation criteria and performance factors discussed above.

Based on Mr. Olson’s performance, in fiscal 2006 the committee offered to grant Mr. Olson stock options in connection with his compensation. Mr. Olson refused to accept these stock options, preferring that they be offered as compensation to our company’s other employees and directors.

Section 162(m) of the Internal Revenue Code of 1986 generally disallows a tax deduction to public companies for compensation over $1 million paid to the corporation’s chief executive officer or any of the four other most highly compensated executive officers. Compensation is not subject to the deduction limit if certain requirements are met, including that the compensation be performance-based. Our company intends to structure the performance-based portion of the compensation of its executive officers in a manner that complies with the statute to mitigate any disallowance of deductions.

The Compensation Committee
Kenneth H. Holec (Chair)
Alan B. Menkes
Philip E. Soran

COMPANY STOCK PERFORMANCE

The following graph compares the quarterly change in the cumulative total shareholder return on our common stock from March 31, 2001, through March 31, 2006, with the cumulative total return on the CRSP Total Return Index for the Nasdaq Stock Market (US) and the Nasdaq Computer & Data Processing Services Stocks Index. The comparison assumes $100 was invested on March 31, 2001, in our common stock and in each of the foregoing indices and assumes that dividends were reinvested when and as paid. During the period covered by the graph, we paid one dividend on our common stock, of $.03 per share, which was paid on March 28, 2006. You should not consider shareholder return over the indicated period to be indicative of future shareholder returns.

	March 31,	March 30,	March 28,	March 31,	March 31	March 31,
	2001	2002	2003	2004	2005	2006
Stellent, Inc.	$100.00	$40.23	$17.63	$31.21	$35.13	$49.55
CRSP Total Return Index for the Nasdaq Stock Market (US)	100.00	100.78	73.97	109.18	109.90	129.63
Nasdaq Computer & Data Processing Services Stocks Index	100.00	101.86	74.16	93.70	99.69	117.33

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder require directors and certain officers and persons who own more than ten percent of our common stock to file reports of their ownership of our common stock and changes in their ownership with the Securities and Exchange Commission. To our knowledge, none of our directors or executive officers failed to file on a timely basis any reports during fiscal 2006.

Directors and Director Nominees

The Board consists of six directors, and each director holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. All of the persons listed below are current directors of our company.

The following table sets forth certain information regarding each director.

			Director
Name	Age	Position	Since

Robert F. Olson	50	Chairman of the Board of Directors, President and Chief Executive Officer	1990
William B. Binch	67	Director	2006
Kenneth H. Holec	52	Director	1998
Alan B. Menkes	47	Director	2004
Philip E. Soran	50	Director	2003
Raymond A. Tucker	61	Director	2001

Robert F. Olson founded our business and has served as our Chief Executive Officer from October 2000 to July 2001, and as our President and Chief Executive Officer from 1990 to October 2000 and since April 2003. From 1987 to 1990, he served as the General Manager of the Greatway Communications Division of Anderberg-Lund Printing Company, an electronic publishing sales and service organization. Prior to that time, Mr. Olson held management and marketing positions in several electronic publishing service organizations.

William B. Binch is a professional independent director. Mr. Binch currently serves as the lead director of SPSS Inc., a predictive analytics technology company and as a director of Callidus Software Inc., a leading provider of enterprise incentive management software systems; MedeFinance Inc., an application service provider of financial and analytical resources to the healthcare industry; and Saama Technologies, Inc., a consulting and system integration firm specializing in business intelligence and analytics. From 2003 to 2004, Mr. Binch served as the Chief Executive Officer and President of SeeCommerce, a business performance management software company. Prior to joining SeeCommerce in 1999, Mr. Binch served as Senior Vice President of Worldwide Operations for Hyperion Solutions Corporation, an enterprise software and services company, and as a senior executive at Business Objects S.A. and Prism, Inc., both of which are business intelligence and data warehousing companies. Mr. Binch also previously served for five years at Oracle Corporation, ultimately as Vice President of Strategic Accounts.

Kenneth H. Holec serves as Chairman of the Board of Talent Networks LLC, a talent sourcing exchange, and of Revation Systems, Inc., a secure messaging technology provider. Mr. Holec is also a director of SPSS Inc., Swift Knowledge and iCentera. Mr. Holec served as a Managing Principal of Triple Tree from September 2003 to March 2005. He served as the interim President and Chief Executive Officer of PeopleClick, Inc., a provider of enterprise-class workforce management solutions to manage employees, from January 2002 through April 2003. Mr. Holec served as President and Chief Executive Officer of ShowCase Corporation, a supplier of data warehousing systems, from November 1993 to February 2001. From 1985 to 1993, he served as President and Chief Executive Officer of Lawson Associates, Inc., a developer of financial and human resource management software products.

Alan B. Menkes is a Managing Director of Tri-Artisan Partners LLC, a merchant banking firm. Previously, Mr. Menkes served as the Managing Partner of Empeiria Capital, a private equity investing firm, since March 2002. From December 1998 through March 2002, he was a partner of Thomas Weisel Partners, a merchant banking firm, serving as Co-Director of Private Equity and a member of Thomas Weisel’s Executive Committee. Previously, Mr. Menkes was a partner with Hicks, Muse, Tate & Furst, where he was employed from 1992 to 1998.

Philip E. Soran has served as the President and Chief Executive Officer of Compellent Technologies, Inc., a network storage company, since March 2002. From July 1995 through August 2001, Mr. Soran served as President and Chief Executive Officer of XIOtech Corporation, a provider of network storage solutions. XIOtech Corporation was acquired by Seagate Technology in January 2000, at which time it became a wholly-owned subsidiary of Seagate.

Raymond A. Tucker served as Senior Vice President and Chief Financial Officer for H.B. Fuller Company, a manufacturer of adhesives, sealants, and coatings, from June 1999 through his retirement in June 2003. Mr. Tucker was previously employed with Bayer Corporation, a global provider of a wide range of products including pharmaceuticals, diagnostics, health care products, agricultural products and chemicals, serving as its Senior Vice President of Inorganic Chemicals — NAFTA from 1997 to 1999; its Vice President of Finance and Administration for the Industrial Chemicals Division from 1992 to 1997; its Business Director of Enamels and Ceramics from 1989 to 1991; its Business Manager of Inorganic Chemicals from 1987 to 1988; and its Controller and Manager of Administration for the Industrial Chemicals Division from 1978 to 1986.

None of the above nominees is related to any other nominee or to any executive officer of our company.

Board of Directors Meetings and Attendance

Our board of directors held five meetings during fiscal 2006 and acted by written consent in lieu of a meeting on eight occasions. During fiscal 2006, each director attended at least 75% of the meetings of our board of directors and of the board committees on which the director serves.

Committees of Our Board of Directors

The board has an audit committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, a compensation committee, and a corporate governance and nominating committee. Following is a description of the functions performed by these committees.

Audit Committee

In accordance with its charter, our audit committee consists of at least three independent non-employee directors. The audit committee currently consists of Messrs. Tucker, as chairman, Binch and Soran. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable listing standards of The Nasdaq Stock Market. In addition, the board of directors has determined that Mr. Tucker has the financial experience required by the applicable Nasdaq listing standards and is an “audit committee financial expert” as defined by applicable regulations of the Securities and Exchange Commission. The audit committee oversees our financial reporting process by, among other things, reviewing our accounting and auditing principles and procedures with a view toward providing for adequate internal controls and reliable financial records, reviewing and reassessing the audit committee charter annually, recommending and taking action to oversee the independence of the independent auditors, selecting and appointing the independent auditors and approving all fees of, as well as the provision of any non-audit services by, our independent auditors. The audit committee met seven times during fiscal 2006. The responsibilities of the audit committee are set forth in the audit committee charter, adopted by the board in August 2000, and amended and restated most recently on June 2, 2004. A copy of the audit committee charter was included as an exhibit to the proxy statement for our 2004 annual meeting of shareholders as is available on our website at www.stellent.com.

Compensation Committee

We also maintain a compensation committee to provide recommendations concerning salaries, stock options and incentive compensation for our executive officers and employees. The compensation committee administers all of our equity incentive plans and our employee stock purchase plan. The members of the compensation committee are Messrs. Holec, as chairman, Menkes and Soran. The compensation committee met seven times and took action by written action in lieu of a meeting twice during fiscal 2006. A copy of the compensation committee charter is available on our website at www.stellent.com.

Corporate Governance and Nominating Committee

In accordance with its charter, the corporate governance and nominating committee monitors and recommends to the board corporate governance principles and business conduct guidelines, including overseeing the process for selecting director candidates, recommending to the board director nominees, and reviewing and recommending, as necessary, changes in the size and composition of the board and its committees. The charter of the corporate governance and nominating committee is available on our website at www.stellent.com. The corporate governance and nominating committee members are Messrs. Menkes, as chairman, Binch, Holec, Soran and Tucker. The corporate governance and nominating committee met four times during fiscal 2006.

Director Independence

Our board of directors has determined that all of its members except Mr. Olson are “independent,” as that term is used in Section 10A of the Securities Exchange Act of 1934, and as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers regulations.

Director Qualifications and Director Nominee Selection Policy

The corporate governance and nominating committee is responsible for recommending nominees for election to the board of directors. The corporate governance and nominating committee is responsible for reviewing with the board, on an annual basis, the requisite skills and characteristics of individual board members, as well as the composition of the board as a whole, in the context of our needs. The corporate governance and nominating committee reviews all nominees for director and recommends to the board those nominees whose attributes it believes would be most beneficial to us. Its assessment will include such issues as experience, integrity, competence, diversity, age, skills and dedication in the context of the needs of the board.

The corporate governance and nominating committee has established a policy that it will consider persons recommended by shareholders in selecting nominees for election to the board. Shareholders who wish to suggest qualified candidates should write to: Stellent, Inc., 7500 Flying Cloud Drive, Suite 500, Eden Prairie, Minnesota 55344, Attention: Corporate Governance and Nominating Committee, c/o Corporate Secretary. All recommendations should state in detail the qualifications of such persons for consideration by the corporate governance and nominating committee and should be accompanied by an indication of the person’s willingness to serve. If a shareholder wishes to nominate a director other than a person nominated by or on behalf of the board of directors, he or she must comply with certain procedures set out in our bylaws.

Compensation Committee Interlocks and Insider Participation

No executive officer serves as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving as a member of our board of directors or compensation committee.

Certain Transactions

In fiscal 2006, we obtained certain insurance policies through Apollo Insurance Agency (“Apollo”), for which Apollo received approximately $73,000 in commissions. John Delinsky, a principal of Apollo, is the brother-in-law of Robert F. Olson.

Director Compensation

Effective April 1, 2006, the board established a director compensation policy under which each member of the board who is not an employee of our company will receive on an annual basis $40,000 in cash and the grant of 3,800 deferred share units. All deferred share units vest on the earlier of April 1, 2011, or upon a change of control of our company. The chair of the audit committee will receive an additional $16,000 in cash annually and each chair of each other committee will receive an additional $8,000 in cash annually.

Attendance at Annual Meeting

All directors are encouraged to attend the annual meeting of shareholders. All directors at the time of the 2005 annual meeting of shareholders attended that meeting.

Procedures for Contacting the Board of Directors

Security holders may communicate with any director in writing by mail addressed to our headquarters to the attention of the director by name, title or to any board member generally. Except for suspicious mail, mail received by us addressed to the attention of a director by name or title will be forwarded, unopened, to that director.

Suspicious mail received by us that is addressed to the attention of a director may be segregated by us and investigated by us or appropriate private or government agencies. Suspicious mail that eventually is determined to be benign and that is addressed to the attention of a director by name or title will be forwarded to that director.

Mail received by us addressed to the attention of any board member generally, without specifying a director by name or title, will be forwarded by us unopened to the Chairman of the Board.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Oracle Corporation, Parent or Purchaser whom Parent has identified as the candidates to be Oracle designees. Unless otherwise indicated below, (1) each individual has held his positions for more than the past five years, (2) the business address of each person is 500 Oracle Parkway, Redwood City, California 94065, and (3) all individuals listed below are citizens of the United States. In the following table, directors of Oracle Corporation are identified by “DO”, executive officers of Oracle Corporation are identified by “EOO”, directors of Purchaser are identified by “DP”, and executive officers of Purchaser are identified by “EOP”. In the event that additional Oracle designees are required in order to constitute a majority of the Board, such additional Oracle designees will be selected by Parent from among the directors and executive officers of Oracle Corporation, Parent or Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

		Present Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Eric R. Ball EOP	42	Mr. Ball has been the Vice President and Treasurer of Oracle Corporation since May 2005. From May 2001 until April 2005, he was the Assistant Treasurer at Flextronics International Ltd. Mr. Ball has been the Chief Financial Officer and Treasurer of Purchaser since October 2006.
Safra A. Catz DO, EOO	44	Ms. Catz has been Chief Financial Officer of Oracle Corporation since November 2005 and a President since January 2004. She has served as a director since October 2001. She was Interim Chief Financial Officer from April 2005 until July 2005. She served as an Executive Vice President from November 1999 to January 2004 and Senior Vice President from April 1999 to October 1999.
Daniel Cooperman EOO, DP, EOP	55	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary of Oracle Corporation since February 1997. Prior to joining Oracle, he had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office. Mr. Cooperman has been the President and Chief Executive Officer of Purchaser since October 2006.
Lawrence J. Ellison DO, EOO	62	Mr. Ellison has been Chief Executive Officer and a director of Oracle Corporation since he founded Oracle in June 1977. He served as Chairman of the Board from May 1995 to January 2004 and from May 1990 to October 1992 and President from May 1978 to July 1996.
Jeffrey O. Henley DO, EOO	61	Mr. Henley has served as the Chairman of the Board of Oracle Corporation since January 2004 and as a director since June 1995. He served as an Executive Vice President and Chief Financial Officer from March 1991 to July 2004. Prior to joining Oracle, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991. He also serves as a director of CallWave, Inc.
Gregory L. Hilbrich EOO	50	Mr. Hilbrich has been Senior Vice President of Oracle Corporation since September 1, 2006. Prior to joining Oracle, he spent 7 years in various positions at First Data Corporation, most recently as Treasurer and Senior Vice President of Tax.

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		Present Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Charles E. Phillips, Jr DO, EOO	47	Mr. Phillips has been a President of Oracle Corporation and has served as a director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development, from May 2003 to January 2004. Prior to joining Oracle, Mr. Phillips was with Morgan Stanley & Co. Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc.

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ANNEX B

November 2, 2006

Board of Directors
Stellent, Inc.
7500 Flying Cloud Drive, Suite 500
Eden Prairie, Minn. 55344

Members of the Board:

We understand that Stellent, Inc. (the “Company”), Oracle Systems Corporation (the “Buyer”), and a wholly owned subsidiary of the Buyer (the “Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 2, 2006 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Offer”) for all outstanding shares (the “Company Common Stock”) of common stock, par value $0.01 per share, of the Company for $13.50 per share net to the holder thereof less any applicable withholding tax, in cash (the “Merger Consideration”), and (ii) the merger of Merger Sub with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than held by the Buyer or Merger Sub or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Merger Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other business and financial information of the Company;

ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii) reviewed certain financial projections of the Company prepared by the management of the Company;

iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v) reviewed the reported prices and trading activity for the Company Common Stock and other publicly available information regarding the Company;

vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii) participated in discussions and negotiations among representatives of the Company, the Buyer and their financial and legal advisors;

ix) reviewed the Merger Agreement and certain related documents; and

x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting

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the best available estimates and judgments of the future financial performance of the Company. We have also assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have relied upon, without independent verification, the assessment by the management of the Company of the validity of, and risks associated with, the Company’s existing and future technologies, intellectual property, products and services, and the strategic rationale for the transaction. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the transaction. In the past, we have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company, the Buyer or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Michael F. Wyatt
Michael F. Wyatt
Managing Director

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